UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

358029 10 61
(CUSIP Number)

Matthias Fenner, Esq. Fresenius SE & Co. KGaA Else-Kröner-Straße 1 61352 Bad Homburg v.d.H. Germany +49-6172-608-2327	Copy to:	Jeffrey C. Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 +1 212 903 9014

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           According to Fresenius Medical Care AG & Co. KGaA’s Annual Report on Form 20-F for the year ended December 31, 2022, American Depositary Shares (“ADSs”) representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

SCHEDULE 13D
CUSIP No.: 358029 10 6

1	NAMES OF REPORTING PERSONS
Fresenius SE & Co. KGaA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,380,382

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
94,380,382

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,380,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 8 (this “Schedule 13D/A”) to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012 and Amendment No. 7 filed on March 1, 2012 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law (“Fresenius KGaA”), with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A relates to the ordinary shares without par value (the “shares”) of the Company, the principal executive offices of which are located at Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany. On February 21, 2023, Fresenius KGaA announced its intention to, among other things, deconsolidate the Company by changing its legal form under German law from a German partnership limited by shares (Kommanditgesellschaft auf Aktien, or “KGaA”) to a German stock corporation (Aktiengesellschaft, or “AG”).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A is filed by Fresenius KGaA. Fresenius KGaA is a partnership limited by shares organized under German law (Kommanditgesellschaft auf Aktien, or KGaA), having its registered office and its principal executive offices at Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany. Until January 28, 2011, Fresenius KGaA conducted business as Fresenius SE, a stock corporation under European law (Societas Europaea, or “SE”) and, until July 13, 2007, Fresenius SE conducted business as Fresenius AG, a German stock corporation (Aktiengesellschaft, or AG).

Business and Management of Fresenius KGaA

Fresenius KGaA is the parent company of a global healthcare group (the “Fresenius Group”) offering high-quality products and services for dialysis, hospitals, and outpatient treatment. With over 300,000 employees in more than 100 countries around the globe, and annual sales exceeding €40 billion, Fresenius KGaA is one of the world’s leading healthcare companies.

The Fresenius Group includes four independently operated business segments, each one active in a major growth area of healthcare:

Fresenius Medical Care AG & Co. KGaA (the Company).  The Company is the world’s leading provider of products and services for people with chronic kidney failure. About 3.9 million patients with this disease worldwide regularly undergo dialysis treatment. Dialysis is a vital blood cleansing procedure that performs the functions of the kidneys in case of kidney failure. Through its network of about 4,100 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, the Company provided dialysis treatments for approximately 344,000 patients around the globe as of December 31, 2022. The Company is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers, peritoneal dialysis cyclers and related disposable products. The Company also manufactures and distributes non-dialysis products, including products for therapeutic apheresis, liver support and extracorporeal heart and lung assist. The Company's strategy is geared toward sustainable growth. The Company aims to continuously improve the quality of life of patients with kidney disease by offering innovative products and treatment concepts of the highest quality. The Company also provides certain other healthcare services, including value and risk-based services, pharmacy services, vascular, cardiovascular and endovascular specialty services, ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. The Company’s corporate headquarters are in Bad Homburg v.d.H., Germany. The Company’s headquarters in North America are located in Waltham, Massachusetts and its headquarters in the Asia-Pacific region are located in Hong Kong. The Company employed over 129,000 people as of December 31, 2022.

Fresenius Kabi AG (“Fresenius Kabi”).  Fresenius Kabi is a global healthcare company that specializes in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Fresenius Kabi’s products and services are used for the therapy and care of critically and chronically ill patients. Fresenius Kabi’s product portfolio comprises a range of highly complex biopharmaceuticals, clinical nutrition, medical technologies, and I.V. generic drugs. Within biopharmaceuticals, Fresenius Kabi offers, among others, biosimilar drugs with a focus on autoimmune diseases and oncology. The company’s clinical nutrition portfolio includes a wide selection of enteral and parenteral nutrition products. In the segment of medical technologies, Fresenius Kabi offers vital disposables, infusions pumps, apheresis machines, cell therapy devices, and more. With its corporate mission of “caring for life”, Fresenius Kabi puts essential medicines and technologies in the hands of people who help patients and finds the best answers to the challenges they face. Fresenius Kabi employs over 40,000 people worldwide and reported sales of more than €7 billion during the year ended December 31, 2022. Fresenius Kabi is a wholly owned subsidiary of Fresenius KGaA.

Fresenius Helios.  Fresenius Helios is Europe's leading private healthcare provider, with approximately 126,000 employees. Fresenius Helios comprises Helios Germany and Quirónsalud in Spain and Latin America, as well as the Eugin Group with a global network of reproductive clinics, all of which are part of the holding company Helios Health, which is a wholly-owned subsidiary of Fresenius KGaA. Every year more than 24 million patients globally choose Fresenius Helios for medical treatment. During the year ended December 31, 2022, Fresenius Helios’ sales totaled €11.7 billion. Helios Germany operates 87 acute care hospitals, about 240 outpatient care centers with 600 accredited doctor's licenses, six prevention centers and 21 occupational medicine centers. Helios Germany treats approximately 5.5 million patients annually, of whom 4.4 million are outpatients. Helios Germany is a partner in the "Wir für Gesundheit" hospital network and is headquartered in Berlin. Quirónsalud operates 58 hospitals, including eight in Latin America, 100 outpatient centers and around 300 occupational risk prevention centers, and treats approximately 18,9 million patients annually, of whom 17.8 million are outpatients. In 2022, Quirónsalud generated sales of €4.4 billion. In 2022, Helios Germany and Quirónsalud had approximately 76,000 and 47,000 employees, respectively. The Eugin Group’s network comprises 44 clinics and additional 37 sites across ten countries on three continents. With about 1,800 employees, the Eugin Group offers a wide spectrum of state-of-the-art services in the field of fertility treatments and generated sales of €250 million in 2022. Fresenius Helios is committed to the highest quality clinical and nursing care. In addition to providing first-class medical care, Fresenius Helios and Quirónsalud make important contributions to the advancement of medicine. This benefits patients, who can rely on Fresenius Helios hospitals for superior, state-of-the-art treatment and diagnostic procedures.

Fresenius VAMED AG (“Fresenius VAMED”).  Fresenius VAMED is a leading global provider of services for hospitals and other healthcare facilities. Its portfolio ranges from project development and planning to the total operational management of healthcare facilities and providing services to patients. The services are aimed at various areas of healthcare, ranging from prevention to acute care, rehabilitation, and nursing. Headquartered in Vienna, Austria, Fresenius Vamed has successfully completed more than 1,000 healthcare projects in 101 countries on five continents since the company’s founding in 1982. During the year ended December 31, 2022, Fresenius VAMED generated sales of approximately €2.3 billion.

The share capital of Fresenius KGaA consists solely of shares (“Fresenius KGaA Shares”). Fresenius KGaA is one of the top 40 companies in Germany in terms of market capitalization and is included in Germany's leading index, the DAX. Fresenius KGaA Shares are traded on stock exchanges in Frankfurt, Düsseldorf and Munich. American Depositary Shares representing Fresenius KGaA Shares are traded in the over-the-counter market in the United States.

Fresenius KGaA Shares are issued solely in bearer form, as a result of which Fresenius KGaA has no way of determining who its shareholders are or how many shares any particular shareholder holds. Under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), however, persons who discharge managerial responsibilities for an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (the Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging such managerial responsibilities. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect, as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold).

Based on its most recent notification to Fresenius KGaA, the Else Kröner-Fresenius-Stiftung (the “Foundation”) owns approximately 26.96% of the Fresenius KGaA Shares. The Foundation is also the sole shareholder of Fresenius Management SE, a stock corporation under European law (Societas Europaea, or SE) (“Management SE”), the general partner of Fresenius KGaA. As sole shareholder of Management SE, the Foundation has sole power to elect the supervisory board of Management SE, which in turn elects the management board of Management SE. The management board of Management SE is responsible for managing the operations of Fresenius KGaA. Fresenius KGaA also has a supervisory board, elected by the shareholders of Fresenius KGaA. The principal function of Fresenius KGaA’s supervisory board is to oversee the management of the business of the company by Management SE, as general partner. The actions of Management SE as general partner are not subject to approval or consent by Fresenius KGaA’s supervisory board.

The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. The current members of the management board of the Foundation are Prof. Dr. Michael Madeja (Chairman) and Dr. Tanja Dangmann. Under the beneficial ownership rules of the Securities and Exchange Commission (the “SEC”), because they hold dispositive power over the Fresenius KGaA Shares held by the Foundation, Dr. Madeja and Dr. Dangmann may be deemed to beneficially own the Fresenius KGaA Ordinary Shares held by the Foundation. More information on the Foundation, including descriptions of the various boards thereof, can be found on the Foundation’s web page at www.ekfs.de.

In addition to the foregoing, based on their most recent respective notifications to Fresenius KGaA, Allianz SE indirectly holds approximately 2.98%, Janus Henderson Group plc indirectly holds approximately 2.89% and Harris Associates L.P. holds approximately 3.02% of the Fresenius KGaA Shares.

Information with respect to the members of the supervisory board and the members of the management board of Management SE, and the members of the supervisory board of Fresenius KGaA, is set forth in Schedule A to this Schedule 13D/A. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies the membership of the supervisory board of Fresenius KGaA includes employee representatives. Employees are not entitled to representation on the supervisory board of Management SE.

During the past five years, none of the members of Management SE’s managing board or, to the knowledge and belief of Fresenius KGaA, the members of Management SE’s supervisory board or of Fresenius KGaA’s supervisory board, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The increase in the percentage of Fresenius KGaA’s beneficial ownership of the Company’s shares from 31.4%, as reported in Amendment No. 7 to the Schedule 13D, to 32.2%, as reported herein, is attributable solely to a decrease in the total number of outstanding shares of the Company. Fresenius KGaA has not acquired any shares of the Company subsequent to the filing of Amendment No. 7 and did not make any payments or deliver any other form of consideration in connection with the increase of the percentage of its beneficial ownership.

If the Conversion, as described in Item 4 of this Schedule 13D/A, becomes effective, the shares of the Company will become shares of Fresenius Medical Care AG without payment of any monetary consideration or other affirmative act on the part of Fresenius KGaA. While the Company, if converted into an AG, would be the same legal entity under German law (as described in Item 4 of this Schedule 13D/A), if and to the extent such change in legal form may be deemed to be an “acquisition” of the shares of Fresenius Medical Care AG under the beneficial ownership rules of the SEC, the consideration for any such acquisition will consist solely of the shares of the Company held by Fresenius KGaA.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

On February 21, 2023, Fresenius KGaA and the Company announced their intention to, among other things, change the Company’s legal form under German law from a German partnership limited by shares, KGaA, to a German stock corporation, or AG (the “Conversion”). The Conversion requires the approval of the Company’s shareholders and its general partner, Fresenius Medical Care Management AG (the “General Partner”). Fresenius KGaA owns 100% of the equity of the General Partner, which has announced its intention to approve the Conversion. In addition, Fresenius KGaA currently owns approximately 32.2% of the shares of the Company and intends to vote its shares in favor of the Conversion. If approved by the required shareholder vote, the Conversion will become effective upon registration with the commercial register of the local court (Amtsgericht) in Hof an der Saale, Germany. Currently, the relevant shareholder vote is expected to take place at an Extraordinary General Meeting of the Company in July 2023 and the Conversion, if approved, is expected to become effective by the end of 2023. The Company, if converted into an AG, would be the same legal entity under German law, rather than a successor to the KGaA, and persons who are currently shareholders of the Company would become shareholders of the Company in its new legal form.

The General Partner is a wholly-owned subsidiary of Fresenius KGaA. Therefore, Fresenius KGaA, through the General Partner, currently controls the management of the Company. While the Company currently has a supervisory board, this supervisory board has less power and scope for influence than a supervisory board of an AG; for example, the current supervisory board is not entitled to appoint the General Partner or members of the General Partner’s supervisory board or management board, nor do the management decisions taken by the General Partner require the approval or consent of the supervisory board.

Under an AG structure, the Company would have no general partner and would instead be governed by its own management board, supervisory board and general meetings of shareholders. Therefore, if the Conversion becomes effective, the General Partner would cease to be the general partner of the Company and, even though Fresenius KGaA would retain its 32.2% ownership of the Company’s shares (and remain its largest shareholder) following the Conversion, neither Fresenius KGaA nor the General Partner would any longer control the management of the Company. Instead, the Company would be operated and managed by its own management board, which would in turn be overseen by its supervisory board, which would have the right to appoint and dismiss members of the management board. By virtue of its shareholding in the Company, Fresenius KGaA is expected to have the right to designate one or more members of the Company’s supervisory board following the Conversion.

In connection with the Conversion, the Company would also adopt new articles of association in a form suitable for an AG structure; such new articles of association would otherwise be based on the current articles of association of the Company.

As a result of the Conversion and the associated changes described above, Fresenius KGaA would deconsolidate the Company in its financial statements.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On the date of this Schedule 13D/A, Fresenius KGaA is the beneficial owner of 94,380,382 shares of the Company, constituting approximately 32.2% of the Company’s outstanding voting shares (calculated with reference to 293,413,449 shares outstanding on February 14, 2023, as reported by the Company on its annual report on Form 20-F for the year ended December 31, 2022). All such 94,380,382 shares are issued and outstanding and owned directly by Fresenius KGaA. Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the shares of the Company owned by Fresenius KGaA and may be deemed to be a beneficial owner of such shares.

As of the date of this Schedule 13D/A, neither Fresenius KGaA nor, to the knowledge and belief of Fresenius KGaA, any of the members of the management board or the supervisory board of Management SE or of the supervisory board of Fresenius KGaA, has effected any transaction in the shares of the Company during the sixty days preceding the date of this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2023

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

	By:	/s/ Michael Sen
	Name:	Michael Sen
	Title:	Chairman of the Board of Management and Chief Executive Officer of Fresenius KGaA

	By:	/s/ Sara Hennicken
	Name:	Sara Hennicken
	Title:	Member of the Board of Management and Chief Financial Officer

SCHEDULE A

The current members of Management SE’s supervisory board and of its management board, and the members of Fresenius KGaA’s supervisory board, their respective present principal occupations or employment, their citizenship, and their respective business or residence addresses, are set forth below. Except as set forth below, the business address of all of the members of the supervisory board and the management board is Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

Members of the Supervisory Board of Management SE

Name	Principal Occupation or Employment	Citizenship

Wolfgang Kirsch, Chairman	Chairman of the supervisory board of Management SE; Chairman of the supervisory board of Fresenius KGaA	Germany

Dr. Dieter Schenk, Deputy Chairman	Retired lawyer and tax consultant; Deputy Chairman of the supervisory board of the General Partner; Chairman of the supervisory board of the Company; Member of various supervisory boards	Germany

Dr. Frank Appel	Chief Executive Officer of Deutsche Post DHL Group	Germany

Michael Diekmann	Deputy Chairman of the supervisory board of Fresenius KGaA; member of various supervisory boards	Germany

Dr. Heinrich Hiesinger	Member of various supervisory boards	Germany

Susanne Zeidler	Member of various supervisory boards	Germany

Members of the Management Board of Management SE

Name	Principal Occupation or Employment	Citizenship

Michael Sen, Chairman	Chairman of the management board of Management SE; Chairman of the supervisory board of the General Partner; Chief Executive Officer of Fresenius KGaA	Germany

Pierluigi Antonelli	Member of the management board of Management SE; Chief Executive Officer of Fresenius Kabi	Italy

Dr. Sebastian Biedenkopf	Member of the management board of Management SE responsible for human resources (labor relations director), risk management and legal	Germany

Dr. Francesco de Meo	Member of the management board of Management SE; Chief Executive Officer of Fresenius Helios	Germany, Italy

Helen Giza	Member of the management board of Management SE; Chief Executive Officer and acting Chief Financial Officer of the Company	USA, Great Britain

Sara Hennicken	Member of the management board and Chief Financial Officer of Management SE; member of the supervisory board of the General Partner	Germany

Dr. Ernst Wastler	Member of the management board of Management SE; Chief Executive Officer of Fresenius VAMED	Austria

Members of the Supervisory Board of Fresenius KGaA

Name	Principal Occupation or Employment	Citizenship

Wolfgang Kirsch Chairman	See “Members of the Supervisory Board of Management SE” above.	Germany

Michael Diekmann, Deputy Chairman	See “Members of the Supervisory Board of Management SE” above.	Germany

Grit Genster, Deputy Chairman	Secretary of the Trade Union ver.di Vereinte Dienstleistungsgewerkschaft	Germany

Prof. Dr. med. D. Michael Albrecht	Medical Director and Spokesman of the Management Board, University Hospital Carl Gustav Carus, Dresden	Germany

Stefanie Balling	Full-time Works Council Member, Fresenius Medical Care Deutschland GmbH	Germany

Bernd Behlert	Full-time Works Council Member, Helios Vogtland-Klinikum Plauen GmbH	Germany

Konrad Kölbl	Full-time Works Council Member, VAMED-KMB Krankenhausmanagement und Betriebsführungsges. m.b.H.	Austria

Frauke Lehmann	Full-time Works Council Member, Helios Kliniken Schwerin GmbH	Germany

Prof. Dr. med. Iris Löw-Friedrich	Chief Medical Officer and Executive Vice President, Head of Development, UCB S.A.	Germany

Oscar Romero de Paco	Production staff member / Laboratory technician, Fresenius Kabi España S.A.U.	Spain

Susanne Zeidler	See “Members of the Supervisory Board of Management SE” above.	Germany

Dr. Christopher Zindel	Former Member of the Managing Board Siemens Healthineers AG	Germany